Exhibit 99.2

NUVEI CORPORATION ANNOUNCES ANNUAL AND SPECIAL MEETING RESULTS

MONTREAL, May 27, 2022 – Nuvei Corporation (the “Corporation”) (Nasdaq: NVEI) (TSX: NVEI), tomorrow’s payment platform, today announced the results of its annual and special meeting of shareholders held on May 27, 2022.

1.        Election of Directors

The six (6) nominees for directors proposed by management of the Corporation were elected by a majority of the votes cast by the shareholders present or represented by proxy at the meeting. The votes cast for each nominee were as follows:

Nominees	Percentage of Votes For	Percentage of Votes Withheld
Philip Fayer	99.52%	0.48%
Michael Hanley	97.80%	2.20%
David Lewin	96.64%	3.36%
Daniela Mielke	97.87%	2.13%
Pascal Tremblay	97.41%	2.59%
Samir Zabaneh	99.99%	0.01%

2.        Appointment of Auditors

PricewaterhouseCoopers LLP, chartered accountants, were appointed as auditors of the Corporation by a majority of the votes cast by the shareholders present or represented by proxy at the meeting. The votes cast were as follows:

Percentage of Votes For	Percentage of Votes Withheld
99.95%	0.05%

3.       Arrangement Resolution

The special resolution, a copy of which is reproduced in its entirety under “Schedule A-1” attached to the Corporation’s management information circular dated April 14, 2022 (the “Circular”), in respect of the plan of arrangement effecting amendments to the articles of amalgamation (as amended) of the Corporation, was passed by the required majority of the votes cast by the shareholders present or represented by proxy at the meeting. The votes cast were as follows:

Percentage of Votes For	Percentage of Votes Against
98.14%	1.86%

The implementation of these amendments, which are described in detail in the Circular, remains subject to final approval of the Quebec Superior Court at a hearing scheduled for May 31, 2022.

4.        Ordinary Resolution to amend By-Laws

The ordinary resolution, a copy of which is reproduced in its entirety under “Schedule B-1” attached to the Circular, confirming certain amendments to the Corporation’s general by-law, was passed by a majority of the votes cast by the shareholders present or represented by proxy at the meeting. The votes cast were as follows:

Percentage of Votes For	Percentage of Votes Against
98.14%	1.86%

Final voting results on all matters voted on at the meeting will be filed under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This news release includes forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are based on assumptions, are subject to important risks and uncertainties, and cannot be relied upon due to, among other things, changing external events. Actual results may differ materially from results indicated in forward-looking statements due to a number of factors, including the factors identified in Nuvei's public disclosure file available at www.sedar.com and www.sec.gov. In particular, failure to obtain the necessary court approval, or the failure to otherwise satisfy the conditions to the implementation of the proposed plan of arrangement and the resulting amendments to Nuvei's articles, may result in the proposed plan of arrangement and amendments not being completed on the proposed terms, or at all. The forward-looking statements contained or incorporated by reference in this news release represent Nuvei's expectations as of the date of this news release and are subject to change after such date. However, Nuvei disclaims any intention or obligation to update or revise any forward-looking statements whether because of new information, future events or otherwise, except as required under applicable securities regulations.

About Nuvei

Nuvei (Nasdaq: NVEI) (TSX: NVEI) is tomorrow’s payment platform. Designed to accelerate customers’ business, Nuvei’s modular, flexible and scalable technology allows leading companies to accept next-gen payments, offer all payout options and benefit from card issuing, banking, risk and fraud management services. Connecting businesses to their customers in more than 200 markets, with local acquiring in 45+ markets, 150 currencies and more than 550 alternative payment methods, including cryptocurrencies, Nuvei provides the technology and insights for customers and partners to succeed locally and globally with one integration. For more information, visit www.nuvei.com.